Mail Stop 3561

February 18, 2010

Ms. Hollis Liu
Chief Executive Officer
Hollywood Entertainment EDU Holding, Inc.
9660 Flair Drive South
Suite 408
El Monte, CA 91731

      Re: Hollywood Entertainment EDU Holding, Inc.
           Form 10-K for Fiscal Year Ended
           December 31, 2008
           File No. 000-53069

Dear Ms. Liu:

      We have completed our review of your Form 10-K and related filings and
have no further comments at this time.

           Sincerely,

           Tia Jenkins
           Senior Assistant Chief Accountant
           Office of Beverages, Apparel and
           Health Care Services